Points Named As One of Canada’s Top Workplaces for Women Four Years In A Row Great Place to Work® again recognizes Points as one of the Best Workplaces for Women in Canada in 2018.

TORONTO, March 8, 2018 – Points (TSX:PTS) (Nasdaq:PCOM), the global leader in powering loyalty commerce, today announced that it has again been recognized as one of the Best Workplaces for Women in Canada in 2018. This marks the fourth consecutive year that Points has been named a top employer for women.

Points received this honour based on independent analysis of survey data received directly from Points employees by Great Place to Work®. The award identifies organizations that foster levels of workplace trust experience by their female workforce as well as their people programs that support women.

“We are so pleased to be recognized amongst our peers as one of the best workplaces in Canada for women, especially when this award is based on direct employee feedback,” said Inez Murdoch, Chief People Officer at Points. “We have very dedicated employees, both women and men, at Points who are committed to ensuring that we continue to improve and champion initiatives that encourage a culture of diversity, inclusion and equality.”

Points promotes the recruitment and career development of women, creating an environment of equal opportunity. Points offers competitive benefits like flexible work-hours, maternity and parental support, and encourages strong relationships for women across departments through company-sponsored events and lunches. Points is actively involved in the Pyladies community, an international mentorship group with a focus on helping more women become active participants and leaders in the Python open-source community.

“A diverse and inclusive workplace is our cultural fabric and is especially important to us, as we are in the technology industry where women are significantly underrepresented,” said Rob MacLean, CEO at Points. “Gender diversity is good business, it improves decision making and ensures that we can represent the markets that we serve.”

A complete list of the 2018 finalists can be found on the Great Place to Work's website. For more information - https://www.greatplacetowork.ca/en/best-workplaces/best-workplaces-for-women

About Points

Points, publicly traded as Points International Ltd. (TSX: PTS)(Nasdaq: PCOM), provides loyalty e-commerce and technology solutions to the world's top brands to power innovative services that drive increased loyalty program revenue and member engagement. With a growing network of almost 60 global loyalty programs integrated into its unique Loyalty Commerce Platform, Points offers three core private or co-branded services: its Loyalty Currency Retailing service retails loyalty points and miles directly to consumers; its Platform Partners service offers any developer transactional access to dozens of loyalty programs and their hundreds of millions of members via a package of APIs; and its Points Travel service helps loyalty programs increase program revenue from hotel and car rental bookings, and provides more opportunities for members to earn and redeem loyalty rewards more quickly. Points is headquartered in Toronto with offices in San Francisco and London.

For more information, visit company.points.com, follow Points on Twitter (@PointsLoyalty) or read the Points blog. For Points’ financial information, visit investor.points.com.

About Great Place to Work ®

Great Place to Work ® (GPTW) is the global authority on high-trust, high-performance workplace cultures. Through proprietary assessment tools, advisory services, and certification programs, GPTW recognizes the world's Best Workplaces in a series of national lists including those published by Fortune magazine (USA) and The Globe & Mail (Canada). Great Place to Work® provides the benchmarks, framework, and expertise needed to create, sustain, and recognize outstanding workplace cultures. www.greatplacetowork.ca and @GPTW_Canada

CONTACT:

Catherine Lowe
Points Media Relations
Catherine.lowe@points.com
+1 649-539-1310 (Canada)